October 26, 2006

By U.S. Mail and facsimile to (212) 272-8904

Mr. Samuel L. Molinaro, Jr.
Executive Vice President and Chief Financial Officer
The Bear Stearns Companies Inc.
383 Madison Avenue
New York, New York 10179

Re: The Bear Stearns Companies Inc.
Form 10-K filed February 13, 2006
File No. 1-8989

Dear Mr. Molinaro:

        We have reviewed your response letter dated June 29, 2006 and have the
following supplemental comment. Please understand that the purpose of our review
process is to assist you in your compliance with the applicable disclosure requirements
and to enhance the overall disclosure in your filing. We look forward to working with
you in these respects. We welcome any questions you may have about our comments or
on any other aspect of our review. Feel free to call us at the telephone numbers listed at
the end of this letter.

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Form 10-K for the Fiscal Year Ended November 30, 2005
Annual Report
Consolidated Financial Statements

Consolidated Statements of Income, page 77

1.   We note your response to comments one and two from our letter dated May 30,
        2006 in which you state that because of the integrated nature of your business, it
        is not practical to track costs separately for each revenue stream. We recognize
        that your presentation of the results of operations is consistent with what appears
        to be an industry practice that has developed. We believe this industry practice
        conflicts with the guidance set forth in Article 5 of Regulation S-X. We will

continue to consider what steps, if any, should be taken to rectify the departure from Regulation S-X; however, we believe that disclosure of what, if anything, we decide to do is premature at this time. Based upon the representations you have provided to us regarding the reasons why your financial statements do not fully comply with Regulation S-X, we do not object to your presentation of the results of your operations at this time.

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As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a detailed letter that keys your response to our comment and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Lisa Haynes, Senior Staff Accountant at (202) 551-3424 or me at (202) 551-3492 if you have questions.

Sincerely,

John P. Nolan
Accounting Branch Chief

CC: Jeffrey Farber via facsimile at (212) 272-5921